Exhibit 99.77(d)

ITEM 77D - Policies with respect to security investments

1.

On May 22, 2013, ING International Small Cap Fund’s Board approved a change to the Fund’s principal investment strategies to allow the Fund to invest up to 25% of its assets in real estate investment trusts.  Effective on or about June 15, 2013, the Fund’s Principal Investment Strategies were revised as follows:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in securities of small market capitalization companies. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. The Fund currently considers small-capitalization companies to be those that have a market capitalization, at the time of purchase, of up to $5 billion. At least 65% of the Fund’s assets will normally be invested in companies located outside the United States, including companies located in countries with emerging securities markets. The Fund may invest up to 35% of its assets in U.S. issuers. The Fund may hold both growth and value stocks and at times may favor one over the other based on available opportunities.

The Fund invests primarily in common stocks or securities convertible into common stocks of international issuers, but may invest from time to time in such instruments as forward currency contracts, futures contracts, rights, and depositary receipts. The Fund may invest in forward currency contracts or futures contracts to hedge currency and for implementation of a currency model within the portfolio. The Fund may invest in futures contracts to allow market exposure in a cost efficient way, maintain exposure to an asset class in the case of large cash flows, and to have access to a particular market in which the Fund wishes to invest.

The Fund may invest up to 25% of its assets in real estate investment trusts.

The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

Acadian Asset Management LLC (“Acadian”) and Wellington Management Company, LLP (“Wellington Management”) (each a “Sub-Adviser” and collectively “Sub-Advisers”) provide the day-to-day management of the Fund. The Sub-Advisers act independently of each other and use their own methodology for selecting investments. ING Investments, LLC, the Fund’s investment adviser, will determine the amount of Fund assets allocated to Acadian and Wellington Management.

Each Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 30% of its total assets.

Acadian Asset Management LLC

Acadian employs a quantitative investment process which is driven by proprietary valuation models that combine a bottom-up view of the attractiveness of individual securities within each market with a top-down view of the attractiveness of each region/industry group, thereby capturing value-added at both the stock and the region/industry levels.

Wellington Management Company, LLP

Wellington Management uses its proprietary global research capabilities to identify stocks for the portfolio. Wellington Management takes a local-regional approach to research and stock selection using a number of different sources to identify purchase candidates, including the firm’s proprietary research, local brokers, and company and local referrals. The sources used depend greatly on the issuer’s region and industry. Long-term investment themes based on general economic factors, along with cost of capital and liquidity forecasts, are important in targeting research efforts.

A candidate for purchase in the portfolio is subjected to extensive fundamental analysis. Wellington Management seeks candidates that exhibit some combination of: a well-articulated business plan; experienced management; a sustainable competitive advantage; and strong financial characteristics.

In addition, valuation analysis, including relevant industry valuations, is used to compare the results to a global and local peer group of companies. Companies that compare favorably with the fundamentals, growth, and valuation characteristics of peers are strong candidates for the portfolio. In implementing purchase decisions, consideration is given to size, liquidity and volatility. Sell decisions are based on changing fundamentals or valuations, or on finding better opportunities for the portfolio. Industry weights are likely to favor sectors in which smaller companies have long-term competitive advantages or are expected to benefit from extended growth opportunities.

2.

On May 23, 2013, ING International Growth Fund’s Board of Trustees (“Board”) approved a change with respect to the Fund’s sub-advisers adding Lazard Asset Management LLC (“Lazard”) and J.P.Morgan Investment Management Inc. (“JPMorgan”) as additional sub-advisers to the Fund along with a change to the Fund’s name to ING Multi-Manager International Equity Fund and a change to its principal investment strategies effective on or about July 1, 2013. Effective on or about July 1, 2013, the Fund’s Principal Investment Strategies were revised as follows:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities.  The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy.  The Fund invests at least 65% of its assets in equity securities of companies organized under the laws of, or with principal offices located in, a number of different countries outside of the United States, including companies in countries in emerging markets. The Fund does not focus its investments in a particular industry or country. The Fund may invest in companies of any market capitalization. The equity securities in which the Fund may invest include, but are not limited to, common stocks, preferred stocks, depositary receipts, rights and warrants to buy common stocks, and privately placed securities. The Fund may invest in derivative instruments including options, futures, and forward foreign currency exchange contracts. The Fund may typically use derivatives to seek to reduce exposure to other risks, such as interest rate or currency risk, to substitute for taking a position in the underlying assets, for cash management, and/or to seek to enhance returns in the Fund.

The Fund invests its assets in foreign investments which are denominated in U.S. dollars, major reserve currencies and currencies of other countries and can be affected by fluctuations in exchange rates. To attempt to protect against adverse changes in currency exchange rates, the Fund may, but will not necessarily use special techniques such as forward foreign currency exchange contracts.

The Fund may invest in other investment companies, including exchange traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

Baillie Gifford Overseas Limited (“Baillie Gifford”), J.P.Morgan Investment Management Inc. (“JPMorgan”), Lazard Asset Management LLC (“Lazard”), and T. Rowe Price Associates, Inc. (“T. Rowe Price”) (each a “Sub-Adviser” and collectively “Sub-Advisers”) provide day-to-day management of the Fund. The Sub-Advisers act independently of each other and use their own methodologies for selecting investments. ING Investments, LLC, the Fund’s investment adviser, will determine the amount of Fund assets allocated to each Sub-Adviser.

Each Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 331⁄3% of its total assets.

Baillie Gifford Overseas Limited

In selecting investments for the Fund, Baillie Gifford normally takes into account the industry and country allocations in the Morgan Stanley Capital International - Europe, Australasia, and Far East® (“MSCI EAFE®”) Index. A significant part of the assets will normally be divided among continental Europe, the United Kingdom, and Asia (including Australia and New Zealand). Country allocation, however, is driven by stock selection. Baillie Gifford invests in companies that it believes are well-managed, quality businesses that enjoy sustainable, competitive advantages in their marketplace. Baillie Gifford’s investment style primarily uses a bottom-up, stock-driven approach, with the objective of selecting stocks that it believes can sustain an above-average growth rate, which is not reflected in the share price.

Companies are screened for quality first; valuation is a secondary consideration. Baillie Gifford looks for companies that it believes have attractive industry backgrounds, strong competitive positions within those industries, high-quality earnings, and a positive approach toward shareholders. The main fundamental factors that Baillie Gifford considers in this bottom-up analysis include earnings growth, cash flow growth, profitability, capital structure, and valuation.

J.P.Morgan Investment Management Inc.

In choosing securities, JPMorgan seeks to provide high total return by investing primarily in equity securities from developed countries included in the Morgan Stanley Capital International - Europe, Australasia and Far East (“MSCI EAFE”) Value Index while emphasizing securities that are ranked as undervalued according to its proprietary research while underweighting or avoiding those that appear over-valued. JPMorgan employs a process that combines fundamental research for identifying portfolio securities and currency management decisions. Various models are used to quantify JPMorgan’s fundamental stock research, producing a ranking of companies in each industry group according to their relative value. JPMorgan then buys and sells securities, using the research and valuation rankings as well as its assessment of other factors, including: (i) value characteristics such as low price-to-book and price-to-earnings ratios; (ii) catalysts that could trigger a change in a stock’s price; (iii) potential reward compared to potential risk; and (iv) temporary mispricings caused by market overreactions.

Lazard Asset Management LLC

In choosing securities, Lazard normally invests in large non-U.S. companies with market capitalizations in the range of companies included in the Morgan Stanley Capital International (“MSCI”) Europe, Australasia and Far East (“EAFE”) that Lazard believes are undervalued based on their earnings, cash flow or asset values. Lazard looks for established companies in economically developed countries and may invest in securities of companies whose principal business activities are located in emerging market countries.

T. Rowe Price Associates, Inc.

While T. Rowe Price invests with an awareness of the global economic backdrop and the outlook for industry sectors and individual countries, bottom-up stock selection is the focus of T. Rowe Price’s decision making. Country allocation is driven largely by stock selection, though we may limit investments in markets that appear to have poor overall prospects. Stock selection reflects a growth style. T. Rowe Price relies on a global team of investment analysts dedicated to in-depth fundamental research in an effort to identify companies it believes are capable of achieving and sustaining above-average, long-term earnings growth. T. Rowe Price seeks to purchase stocks of such companies at reasonable prices in relation to present or anticipated earnings, cash flow, or book value.

In selecting investments, T. Rowe Price generally favors companies that it believes have one or more of the following characteristics: leading or improving market position; attractive business niche; attractive or improving franchise or industry position; seasoned management; stable or improving earnings and/or cash flow; and sound or improving balance sheet. T. Rowe Price typically focuses investments in large-sized, and to a lesser extent, medium-sized, companies.